Filed by Tektronix, Inc.
                                Pursuant to Rule 425 under the Securities Act of
                                   1933 and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                                    Registration No.: 333-117454


                                        Subject Company: Inet Technologies, Inc.
                                                   Commission File No. 000-24707






Portlnd2-4480266.3 0029219-02099


[Tektronix logo]                          News Release



                             Tektronix Media:     Kimberly McAlear
                                                  503/627-4314
                                                  kimberly.mcalear@tektronix.com
                                                  ------------------------------

                             Tektronix Analyst:   John Gardner
                                                  503/627-5614
                                                  john.d.gardner@tektronix.com
                                                  ------------------------------

                             Inet Contact:        Kelly Love
                                                  469/330-4171
                                                  kelly.love@inet.com
                                                  ------------------------------


                 FTC Grants Early Termination of Waiting Period
                     Under HSR Act For Tektronix' Proposed
                        Acquisition of Inet Technologies



BEAVERTON, Ore. and RICHARDSON, Texas, August 5, 2004 - Tektronix, Inc. (NYSE:
TEK) and Inet Technologies, Inc. (NASDAQ: INET), today announced that on August 3, 2004, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act for Tektronix' proposed acquisition of Inet. The two companies had submitted premerger notification and report forms with the FTC and the federal Department of Justice, Antitrust Division, on July 20, 2004.

On July 16, 2004, Tektronix filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC), which is available on the SEC's Web site at www.sec.gov. This document is currently under review by the SEC. The SEC may have comments and suggested revisions to the document before it is finalized. When the comment and response process has concluded, the finalized proxy statement/prospectus included in the Form S-4 will be sent to Inet stockholders in connection with the special meeting of Inet's stockholders that will be held to approve the acquisition. Assuming Inet's stockholders approve the acquisition and the other closing conditions are met, Tektronix and Inet expect to close the acquisition promptly after Inet's stockholder meeting. The companies currently anticipate closing the acquisition by September 30, 2004.



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                                   [Graphic]

               14200 SW Karl Braun Drive, Beaverton, Oregon 97077
                               www.tektronix.com

FTC Grants Early Termination Of Waiting Period .../2


About Tektronix
---------------

Tektronix, Inc. is a leader in test, measurement, and monitoring providing measurement solutions to the communications, computer, and semiconductor industries worldwide. With more than 55 years of experience, Tektronix enables its customers to design, build, deploy, and manage next-generation global communications networks and advanced technologies. Headquartered in Beaverton, Oregon, Tektronix has operations in 19 countries worldwide. Tektronix' Web address is www.tektronix.com.
           ------------------

About Inet
----------

Founded in 1989, Inet Technologies is a global provider of communications software products that enable communications carriers to more strategically and profitably operate their businesses. Its Unified AssuranceTM Solution and Diagnostics products help Inet's customers reduce capital and operating expenditures, improve customer acquisition and retention rates, protect and grow revenues, and more quickly and effectively develop products or services. Using Inet's Unified Assurance Solution products, communications carriers are able to simultaneously manage their voice and data services at the network, service and customer layers to detect network and service problems in real time, enabling proactive identification of specific customers impacted by network or service issues. Inet's Diagnostics products assist communications carriers and equipment manufacturers in quickly and cost-effectively designing, deploying and maintaining current- and next-generation networks and network elements. Inet is headquartered in Richardson, Texas and has approximately 497 employees worldwide. Inet is an ISO 9001 registered company. For more information, visit Inet on the Web at www.inet.com.


Additional Information About the Acquisition and Where to Find It
-----------------------------------------------------------------


Tektronix and Inet have filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4, which contains a proxy statement/prospectus with respect to the acquisition and other relevant materials. WE URGE INET STOCKHOLDERS AND INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT TEKTRONIX, INET AND THE ACQUISITION. The proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other reports and documents filed by Tektronix or Inet with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov.

Investors and security holders may obtain copies of all documents filed with the SEC relating to the acquisition, free of charge, at the SEC's web site (www.sec.gov). Investors and security holders may also obtain these documents free of charge from Tektronix at the Investor Relations link on Tektronix' Web site at www.tektronix.com or by contacting Tektronix' Investor Relations at


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Tektronix to Acquire Inet.../3


(503) 627-5614. Documents are also available at the link entitled SEC filings in the Investor Relations section of Inet's web site, www.inet.com, or by contacting Inet's Investor Relations at (469) 330-4171.

Tektronix and Inet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Tektronix and Inet and information about other persons who may be deemed participants in this transaction are included in the proxy statement/prospectus. You can find information about Tektronix' executive officers and directors in Tektronix' proxy statement (DEF14A) filed with the SEC on August 21, 2003. You can find information about Inet's officers and directors in their proxy statement (DEF14A) filed with the SEC on April 9, 2004. You can obtain free copies of these documents from the SEC or from Tektronix and Inet using the contact information above. In addition, directors and executive officers of Inet may have direct or indirect interests in the acquisition due to securities holdings, pre-existing or future indemnification arrangements, vesting of options, or rights to severance payments if their employment is terminated following the acquisition. Additional information regarding Tektronix, Inet and the interests of their respective executive officers and directors in the acquisition will be contained in the definitive proxy statement/prospectus.

We urge Inet's stockholders to read the proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any future report and document filed with the SEC by Tektronix and Inet, before making any voting or investment decision with respect to the acquisition.

Statements and information in this press release that relate to future events or results (including the combined companies' expectations as to sales, earnings per share, cost structure, market position, market growth opportunities and new products) are based on Tektronix' and Inet's current expectations. They constitute forward-looking statements subject to a number of risk factors, which could cause actual results to differ materially from those currently expected or desired. Those factors include: worldwide geopolitical and economic conditions; business conditions in the electronics, communications, computer and advanced technologies industries; the satisfaction of the acquisition transaction closing conditions, the development and successful implementation of acquisition integration plans, the achievement of acquisition based synergy projections (both cost and revenue based), the retention of key Inet employees and customers, and other risks associated with the acquisition. Further information on factors that could cause actual results to differ from those anticipated is included in filings made by Tektronix and Inet from time to time with the Securities and Exchange Commission, including but not limited to, annual reports on Form 10-K and quarterly reports on Form 10-Q.


                                       ###

Tektronix is a registered trademark of Tektronix, Inc. All other trade names referenced are the service marks, trademarks or registered trademarks of their respective owners.

Inet Technologies and Unified Assurance are trademarks of Inet Technologies, Inc. All other trademarks or registered trademarks belong to their respective owners.